FUND WATCH

Their Steady Strategy Has Paid Off

The managers of FMI Large Cap study a stock inside and out before adding it to their concentrated portfolio.

By Katy Marquardt
Kiplinger's Personal Finance

  You know the old saying, familiarity breeds contempt. In the investing world, familiarity with a particular approach to stockpicking breeds success.  Consider FMI Large Cap, a $511 million fund run by Fiduciary Management, a relatively little-known Milwaukee investment company with $4 billion in assets.
   Although it's only five years old, FMI Large Cap has quietly built a stellar record using a strategy that its managers have been employing for decades.  Ted Kellner and Patrick English, who together launched the fund (symbol FMIHX) at the end of 2001, invest in just 20 to 25 bargain-priced, out-of- favor companies with strong returns on invested capital. ROIC measures how effectively a company uses the money invested in its operations. Over the past five years through June 12, according to Morningstar, Large Cap returned 13% annualized, an average of three percentage points a year ahead  of Standard & Poor's 500-stock index. The fund has produced positive returns in each year except for 2002, when it lost 15%.
   For more than 20 years, Kellner and English hav applied the same strategy to small and midsize companies on another fund, FMI Common Stock.

That fund (FMIMX), which closed to new investors in 2004, gained an annualized 12% over the past 2 years through May 31.
   Kellner and English use a slew of valuation measures to determine whether a stock looks cheap relative to its history. These include price-to-sales, price-to-earnings, and price-to-cashflow ratios. "We take a very exhaustive look at a company's historical valuation to see what could go wrong," says Kellner. "That constant hammering gives us a portfolio of companies that will hold up well in most down markets."
   When evaluating companies, Kellner and English look for durable franchises with strong business models and experienced management. If that sounds familiar, it's because the two emulate Warren Buffett's investing style. (They also pen insightful, conversational shareholder letters, a la Buffett.) It's no surprise that Berkshire Hathaway (BRK-B) was Large Cap's biggest holding, at 6% of its assets, as of March 31.
   A company in the portfolio that exemplifies FM1’s approach is Wal-Mart Stores (WMT) "This is a fallen growth company that Wall Street loved at one point, but issues arose," says Kellner. "Strip the issues away and this is a great business, although the stock has gone nowhere for eight years." Wal-Mart's shares, which closed at $49.28 on June 14, sell at 16 times analysts’ estimates of $3.16 per share for the fiscal year that ends January 31, 2008.
   FMI Large Cap, which requires a minimum investment of $1,000, charges a reasonable 1.0% in annual expenses.

 (#14720) Reprinted with permission from the June 14, 2007 issue of Kiplinger.com.
© 2007 The Kiplinger Washington Editors Inc. All rights reserved.

FMI Large Cap Fund Disclosure Footnote for Kiplinger.com Article

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 year and inception (12/31/01) periods  (annualized) ended June 30, 2010 were: 16.96%, 3.27%, and 5.41%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month-end may be obtained by visiting www.fmifunds.com or by calling 1-800-811-5311.  As of 1-29-10 the FMI Large Cap Fund’s annual operating expense ratio is 0.97%.

As of June 30, 2010, the security holdings mentioned in the above article represented the following percentage of the Fund’s total assets: Berkshire Hathaway, Inc. 5.5%; Wal-Mart Stores, Inc.4.7%.

Portfolio holdings are subject to change without notice and are not intended as recommendations of individual securities.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Large Cap Fund.  Please read the prospectus carefully before investing.